FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

SUPPL

File No. 82-3929

NEWS RELEASE

TSX-V Trading Symbol: FNC
S.E.C. Exemption: 12(g)3-2(b)

BEAUCE PROJECT UPDATE

The Company wishes to announce it has completed 100% acquisition of its optioned Beauce Project located in the Appalachians, some 100 km south of Quebec City. A total of 400,000 shares have been issued to the vendors, who retain an NSR royalty interest.

The property covers some 25 km strike length of folded and thrust faulted flysch type sediments (i.e. siltstones, shales, tuffaceous rocks) of Ordovician age, that in other areas of the world host some of the largest gold deposits known. Currently, the Company holds about 400 claims totalling 15,600 hectares, or 39,000 acres.

These claims cover most of the historic Gilbert River placer district, the site of Canada's first major placer gold rush in the mid nineteenth century. The Gilbert River drainage basin, located on the NE side of the Chaudiere River, between the towns of Beauceville and St. Georges, is very small, measuring about 3.5 km on a side, and enclosing the NW and NE branches of the Gilbert River. Artisanal placer operations started here in the early 1840's and continued on through the 1890's, when other strikes, like the Klondike, drew prospectors away. A dredging operation in the early 1960's on the NE branch was the last serious attempt to exploit these placers. Extensive regional soil geochemistry was carried out in the district by a junior company in the mid 1980's, but follow up was cut short by the market collapse of 1987. Many old overburden shafts are present in the basin, dug to access deeply buried gravels in the paleodrainage system which generally parallels the present system. The Gilbert River placers, unlike others in the region, are characterized by large numbers of sizeable nuggets; the largest reported weighed 51 ½ ounces. The bedrock source of this "large Gold" has never been identified.

In January, 2007 the Company flew some 750 line km of magnetic, gradient magnetic and VLF surveys over parts of the property. Results from the Gilbert River sector revealed a series of discordant structures at the head of the basin, in relatively unexplored ground, which could be potential nugget source areas. Compilations of the historic soil geochemical data (non 43-101 compliant) by the Company show multi-element gold/arsenic/antimony anomalies in the vicinity of these discordant features. A similar series of anomalies west of the Chaudiere River also show association with discordant structural features as seen on the airborne magnetics. These

latter exploration targets however, may be of a different character, i.e. not necessarily related to high grade quartz veins. A drill hole put down in 1998 by the vendors (ddh M 98-11) and located in this area returned an arithmetic average calculated by the Company of 366 ppb Au over 62.5 m in the hole which ended in mineralization at 108.5 metres (hole continuously sampled at half metre intervals, assay by Chemitec Ltee, fire assay, AA finish). The rocks intersected consisted of siliceous siltstones, tuffs, and minor argillite, carrying 1-2% disseminated pyrite with minor arsenopyrite and occasional quartz veinlets with traces of pyrite. These results point to the possibilities of potentially very large, low grade deposits in this environment.

The Company plans follow up on these and other targets in the coming season.

This report was prepared by the Company's Q.P., Peter H. Smith, PhD., P. Eng.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng.
President

For further information, please contact: Peter H. Smith Ph.D., P.Eng., President, at 514-481-3172.